SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)




                            GOLDEN TELECOM, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)




                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)



                                 38122G107
---------------------------------------------------------------------------
                               (CUSIP Number)



                              NAOMI KOBAYASHI
               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS
                         PRIVATE EQUITY FUND, L.P.
                      C/O CAPITAL INTERNATIONAL, INC.
                        11100 SANTA MONICA BOULEVARD
                                 15TH FLOOR
                       LOS ANGELES, CALIFORNIA 90025
                               (310) 996-6000
---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                             SEPTEMBER 15, 2005
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or
                   240.13d-1(g), check the following box. |_|

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS PRIVATE
               EQUITY FUND, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |X|*

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               1,762,466*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               1,762,466*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,762,466*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------
   * See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAPITAL INTERNATIONAL INVESTMENTS, LLC
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |X|*

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               1,762,466*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               1,762,466*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,762,466*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               OO - limited liability company
   ------- --------------------------------------------------------------------
   * See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAPITAL INTERNATIONAL, INC.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |X|*

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               CALIFORNIA
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               1,762,466*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               1,762,466*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,762,466*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               CO; IA
   ------- --------------------------------------------------------------------
   * See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAPITAL GROUP INTERNATIONAL, INC.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |X|*

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               CALIFORNIA
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               1,762,466*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               1,762,466*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,762,466*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               HC; CO
   ------- --------------------------------------------------------------------
   * See Items 5 and 6 below

INTRODUCTORY STATEMENT

     This Amendment No. 5 amends and supplements the Schedule 13D originally filed on December 27, 1999 by Capital International Global Emerging Markets Private Equity Fund, L.P. ("CIPEF"), Capital International Investments, LLC ("Capital Investments"), Capital International, Inc. ("Capital International") and Capital Group International, Inc. ("CGII" and, together with CIPEF, Capital Investments and Capital International, the "Reporting Parties"), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Parties on April 12, 2001, Amendment No. 2 on
Schedule 13D/A filed by the Reporting Parties on May 11, 2001, Amendment No. 3 on Schedule 13D/A filed by the Reporting Parties on September 10, 2002, and Amendment No. 4 on Schedule 13D/A filed by the Reporting Parties on August 22, 2003 with respect to the shares of common stock, par value $.01 per share (the "Common Stock") held by CIPEF in Golden Telecom Inc., a Delaware corporation ("Golden Telecom").

     The address of the principal executive office of Golden Telecom is c/o Representation Office Golden Teleservices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia 115114.

ITEM 5. Interest in Securities of the Issuer

     Item 5(a)(i) is hereby amended by renumbering it as Item 5(a), deleting the first two paragraphs and replacing them with the following:

     (a)(i) As of August 3, 2005, as reported by Golden Telecom in its Quarterly Report on Form 10-Q dated August 5, 2005, there were an aggregate of 36,393,990 shares of Common Stock outstanding. As of the date hereof, CIPEF beneficially owns 1,762,466 shares of Common Stock, representing approximately 4.8% of the outstanding shares of Common Stock.

     Due to their relationship with CIPEF (see Item 2), as of the date hereof, Capital International, Capital Investments and CGII may be deemed to beneficially own 1,762,466 shares of Common Stock. Based on an aggregate of 36,393,990 outstanding shares of Common Stock, this represents approximately 4.8% of the outstanding shares of Common Stock. Each of Capital Investments, Capital International and CGII disclaims beneficial ownership of all Common Stock beneficially owned by CIPEF.

     Item 5(a)(i) is further amended by deleting the fourth and fifth paragraphs and replacing them with the following:

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, Telenor, Cavendish and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Parties' knowledge, each of RTK, Alfa Telecom, Telenor, Cavendish, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers and percentages of the outstanding shares of Common Stock, in each case as reported in Golden Telecom's 2005 Proxy Statement, as filed with the Securities and Exchange Commission on April 28, 2005: RTK - 4,024,067 (11.1%); Alfa Telecom - 10,731,707 (29.5%); Telenor - 7,369,972 (20.3%);
Cavendish - 1,803,212 (5.0%); and First NIS Fund - 706,463 (1.9%). To the
best of the Reporting Parties' knowledge, as of the date hereof, RTK, Alfa Telecom, Telenor, Cavendish, First NIS Fund and CIPEF, in the aggregate, but not individually, may be deemed to beneficially own 26,397,887 shares of Common Stock (72.5%). Each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, Cavendish and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Parties or any other person named in Item 2 hereof forms a "group" with (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act), or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, Telenor, Cavendish or First NIS Fund.

     Item 5(a)(ii) is hereby amended by deleting the entire text therein.

     Item 5(b) is hereby amended by deleting the entire text therein and replacing it with the following:

     (b) CIPEF may be deemed to have sole power to vote or direct the voting of, and to dispose or direct the disposition of, the 1,762,466 shares of Common Stock beneficially owned by CIPEF. As noted above, each of Capital International, Capital Investments and CGII disclaims beneficial ownership of all shares beneficially owned by CIPEF.

     Under the Successor Shareholders Agreement, CIPEF has agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provisions. As noted above, each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, Cavendish and First NIS Fund.

     Item 5(c) is hereby amended by inserting the following after the first paragraph:

     CIPEF sold the following shares of Common Stock within the last 60 days under a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (see Item 6 for a description of the Sales Plan).

    DATE           NO. OF SHARES        PRICE PER SHARE
    ----           -------------        ---------------

 08/16/2005            8,440                  $29
 08/17/2005            5,776                $29.03
 08/17/2005             700                 $29.02
 08/17/2005            1,900                $29.01
 08/17/2005            1,284                  $29
 08/18/2005            1,200                  $29
 08/18/2005             660                 $29.03
 08/19/2005            1,440                  $29
 08/19/2005             100                 $29.01
 08/19/2005             500                 $29.03
 08/19/2005            1,600                $29.04
 08/19/2005             500                 $29.05
 08/19/2005             100                 $29.07
 08/19/2005             760                 $29.10
 08/22/2005            2,500                  $29
 08/22/2005             300                 $29.01
 08/22/2005             200                 $29.03
 08/22/2005              79                 $29.04
 08/22/2005            2,600                $29.05
 08/22/2005             200                 $29.06
 08/22/2005             100                 $29.07
 08/22/2005            6,824                $29.08
 08/22/2005            1,803                $29.10
 08/22/2005             400                 $29.12
 08/22/2005            5,100                $29.13
 08/22/2005             100                 $29.14
 08/22/2005            1,958                $29.15
 08/22/2005            4,472                $29.16
 08/22/2005            4,928                $29.17
 08/22/2005            1,093                $29.18
 08/22/2005             100                 $29.19
 08/22/2005             500                 $29.20
 08/22/2005             200                 $29.22
 08/22/2005            1,783                $29.23
 08/22/2005            2,100                $29.24
 08/23/2005            9,939                  $29
 08/23/2005            2,000                $29.14
 08/23/2005            1,000                $29.17
 08/23/2005            1,500                $29.20
 08/23/2005             300                 $29.22
 08/23/2005              1                  $29.34
 08/24/2005            2,880                  $29
 08/24/2005            4,309                $29.01
 08/24/2005            6,400                $29.02
 08/24/2005            3,586                $29.03
 08/24/2005            1,561                $29.04
 08/24/2005            3,864                $29.05
 08/25/2005              85                 $29.50
 08/25/2005            1,015                $29.51
 08/26/2005            12,339               $29.50
 08/31/2005            28,021               $29.50
 09/01/2005            20,900               $29.50
 09/02/2005            4,100                $29.89
 09/02/2005            2,569                $29.81
 09/02/2005            2,200                $29.72
 09/02/2005            2,000                $29.73
 09/02/2005            1,900                $29.82
 09/02/2005            1,891                $29.77
 09/02/2005            1,600                $29.68
 09/02/2005            1,600                $29.79
 09/02/2005            1,303                $29.75
 09/02/2005            1,300                $29.78
 09/02/2005            1,200                $29.74
 09/02/2005            1,100                $29.59
 09/02/2005            1,100                $29.87
 09/02/2005            1,000                $29.66
 09/02/2005            1,000                $29.92
 09/02/2005             900                 $29.80
 09/02/2005             787                 $29.84
 09/02/2005             700                 $29.60
 09/02/2005             500                 $29.69
 09/02/2005             450                 $29.76
 09/02/2005             400                 $29.71
 09/02/2005             400                 $29.86
 09/02/2005             300                 $29.63
 09/02/2005             300                 $29.85
 09/02/2005             300                 $29.88
 09/02/2005             200                 $29.62
 09/02/2005             200                 $29.65
 09/02/2005             200                 $29.67
 09/02/2005             200                 $29.91
 09/02/2005             100                 $29.83
 09/06/2005            20,000                 $30
 09/06/2005             240                 $29.84
 09/06/2005            5,000                $29.80
 09/06/2005             200                 $29.77
 09/06/2005             300                 $29.74
 09/06/2005             360                 $29.72
 09/06/2005             100                 $29.69
 09/07/2005            20,250                 $30
 09/08/2005            34,650                 $30
 09/09/2005            27,650                 $30
 09/12/2005            5,200                  $30
 09/15/2005            56,189                 $30


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is hereby further amended by adding the following paragraph (e) after existing paragraph (d):

     (e) On August 15, 2005, CIPEF entered into a Rule 10b5-1 Sales Plan and Client Representations (the "Sales Plan") with Merrill Lynch, Pierce, Fenner & Smith Incorporated that complies with Rule 10b5-1 under the Securities Exchange Act of 1934. The Sales Plan is effective from August 16, 2005 to February 15, 2006 and will enable CIPEF to sell up to 500,000 shares.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2005

                     CAPITAL GROUP INTERNATIONAL, INC.


                     By: /s/ Philip de Toledo
                        ------------------------------------
                     Name: Philip de Toledo
                     Title: Senior Vice President and Principal Financial
                     Officer

                     CAPITAL INTERNATIONAL, INC.


                     By: /s/ Mark E. Brubaker
                        ------------------------------------
                     Name: Mark E. Brubaker
                     Title: Vice President and Counsel



                     CAPITAL INTERNATIONAL INVESTMENTS, LLC
                     By:  Capital International, Inc.
                     Its: Managing Member


                     By: /s/ Mark E. Brubaker
                        ------------------------------------
                     Name: Mark E. Brubaker
                     Title: Vice President and Counsel


                     CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS PRIVATE EQUITY FUND, L.P.
                     By:   Capital International Investments, LLC
                     Its:  General Partner

                     By:   Capital International, Inc.
                     Its:  Managing Member


                     By: /s/ Mark E. Brubaker
                        ------------------------------------
                     Name: Mark E. Brubaker
                     Title: Vice President and Counsel

EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION

99.1            Subscription Agreement*

99.2            Shareholders and Registration Rights Agreement*

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., a Delaware corporation, Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership, Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey, and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg**

99.4 Stock Option Agreement, dated as of May 11, 2001, between Capital International Global Emerging Markets Private Equity Fund, L.P. and Global TeleSystems Europe Holdings B.V.****

99.5            Standstill Agreement, dated as of March 31, 2001***

99.6 Amendment, dated as of May 11, 2001, to Shareholders and Registration Rights Agreement****

99.7            Shareholders Agreement dated as of May 11, 2001****

99.8            Agreement among Reporting Parties in respect of Schedule
                13D Filing***

99.9            Shareholders Agreement, dated as of September 5, 2002*****

99.10           Standstill Agreement, dated as of September 5, 2002*****

99.11           Shareholders Agreement, dated as of August 19, 2003******

99.12           Standstill Agreement, dated as of August 19, 2003******

99.13           Registration Rights Agreement, dated as of August 19,
                2003******




* Incorporated by reference to the Schedule 13D of the Reporting Parties dated December 27, 1999 (EDGAR Accession No.
       0000895345-99-000575).

** Incorporated by reference to the Schedule 13D of Global TeleSystems, Inc., dated April 5, 2001(EDGAR Accession No. 0000950129-01-001961).

*** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated April 12, 2001 (EDGAR Accession No. 0000895345-01-500046).

**** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated May 22, 2001 (EDGAR Accession No.
       0000895345-01-500175).

***** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated September 10, 2002 (EDGAR Accession No. 0000895345-02-000493).

****** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated August 22, 2003 (EDGAR Accession No. 0000895345-03-000570).

                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                        CAPITAL INTERNATIONAL, INC.,
                   CAPITAL GROUP INTERNATIONAL, INC. AND
                   CAPITAL INTERNATIONAL INVESTMENTS, LLC

     The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of Capital International, Inc. ("Capital International"), Capital Group International, Inc. ("CGII") and Capital International Investments, LLC ("Capital Investments") is set forth below.


                                     Present Principal Occupation or
        Name and Business                      Employment                      Business Address            Citizenship
        ------------------                     -----------                     -----------------           -----------

Capital International
---------------------
Walter P. Stern                     Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                        New York, New York  10111-0121

David I. Fisher                     Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Shaw B. Wagener                     Portfolio Manager                   333 S. Hope Street                    U.S.A.
                                                                        Los Angeles, CA  90071-1406

Philip de Toledo                    Principal Financial Officer         11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Koenraad C. A. Foulon               Portfolio Manager                   40 Grosvenor Place                   Belgium
                                                                        London, England  SW1X 7GG

Peter C. Kelly                      Attorney                            11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Victor D. Kohn                      Portfolio Manager                   11100 Santa Monica Boulevard,         Chile
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Lam Nguyen-Phuong                   Private Equity Research Director    1 Raffles Place                       U.S.A.
                                                                        #24-00 OUB Centre
                                                                        Singapore  0104

Carl Kawaja                         Portfolio Manager                   One Market, Steuart Tower             Canada
                                                                        Suite 1800
                                                                        San Francisco, CA  94105-1409

Mike Felix                          Accounting & Operations             135 South State College Blvd.         U.S.A.
                                                                        Brea, CA 92821-5823
CGII
----

David I. Fisher                     Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Richard C. Barker                   Portfolio Manager                   One Market, Steuart Tower,            U.S.A.
                                                                        Suite 1800
                                                                        San Francisco, CA  94105-1409

Philip de Toledo                    Principal Financial Officer         11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Walter P. Stern                     Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                        New York, New York  10111-0121

Antonio Vegezzi                     Senior Management                   28, Boulevard du Pont D'Arve       Switzerland
                                                                        1205 Geneva, Switzerland

Nilly Sikorsky                      Portfolio Manager                   3 Place des Bergues                Switzerland
                                                                        1201 Geneva, Switzerland

Robert Ronus                        Senior Management                   333 South Hope Street                 U.S.A.
                                                                        Los Angeles, CA  90071-1447

Shaw B. Wagener                     Portfolio Manager                   333 S. Hope Street                    U.S.A.
                                                                        Los Angeles, CA  90071-1406

Peter C. Kelly                      Attorney                            11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Michael D. Beckman                  Senior Business Manager             333 S. Hope Street                    U.S.A.
                                                                        Los Angeles, CA  90071-1406


Capital Investments
-------------------

Koenraad C. A. Foulon               Portfolio Manager                   40 Grosvenor Place                   Belgium
                                                                        London, England  SW1X 7GG